June 4, 2012

Pamela Long

SECURITIES AND EXCHANGE COMMISSION

Washington DC 200549

Re: Dream Homes Limited
Amendment 7 to Registration Statement
File Number 333-176258

Dear SEC:

In response to your Comment Letter of May 14, 2012, and the submission of the 6th Amendment to the Registration Statement, filed May 11, 2012, please note that the Company has added some language in several sections, most notably in the Risk Factors, indicating that the JOBS Act could be beneficial to it. We have outlined some of the possible attributes of qualification as an Emerging Growth Company, noting that the company could fail to meet the requirements and then suffer additional disclosure requirements, having elected to be treated, currently, as an Emerging Growth Company. A redline version of the S1 is being filed to show these changes.

Respectfully,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich
Counsel to Dream Homes Limited